

July 25, 2013

Via E-mail
Ronald D. Ormand, EVP & CFO
Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056

Re: Magnum Hunter Resources Corporation
Form 8-K/A
Filed April 22, 2013
Response Letter dated June 21, 2013
File No. 001-32997

Dear Mr. Ormand:

We have reviewed your filing and response letter and have the following additional comment.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K/A filed April 22, 2013

Item 4.01 Change In Registrant's Certifying Accountant

Prior Period Restatements, page 3

1.   We have read your response to prior comment one, including details of your materiality assessment pertaining to errors in your financial reporting, and understand that you regard all uncorrected errors to be immaterial. Please expand your analysis to address the following points:

- Address each error individually, as well as all errors in the aggregate;
- Address each reporting period individually, as well as cumulatively, and;
- Address individual line items and subtotals.

Please adhere to the guidance within the "Aggregating and Netting Misstatements" subsection of SAB Topic 1:M.1. Assessing Materiality in completing your analysis.

For example, you should address the materiality for the second and third quarters of 2012 individually; including the impact of intermediate measures such as operating loss; and without netting errors impacting multiple line items.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding our comment and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief